UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number:  001-37408

DHX Media Ltd.

(Name of registrant)

1478 Queen Street,

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Current Report on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-207194) of DHX Media Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: December 16, 2016	By:	/s/ Mark Gosine
		Name:	Mark Gosine
		Title:	Corporate Secretary

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	DHX Media Ltd. Amended and Restated Stock Option Plan (as amended December 15, 2016)